

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 15, 2017

Zhou Xinming
Chief Executive Officer and Director
Hexindai Inc.
13th Floor, Block C, Shimao
No. 92 Jianguo Road
Chaoyang District, Beijing 100020
People's Republic of China

> **Re: Hexindai Inc.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form F-1**
> **Submitted August 1, 2017**
> **CIK No. 0001702318**

Dear Mr. Zhou:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Cash incentive rewards program, page 90

1.   We note your response to comment 10 relating to your accounting for incentives under ASC 605-50-45-9. In your response, you stated that you believe the cash incentives (recognized as a reduction to revenue) should be compared against the Company's total revenues, rather than only the revenues earned from investors, and thus, you did not

recharacterize any portion to expense. However, the guidance in ASC 605-50-45-9 clarifies that the negative revenue may be recharacterized as an expense if it exceeds cumulative revenue "from the customer." Please clarify how you considered this aspect of the guidance and explain why you do not believe the analysis should instead be performed on an individual customer basis.

Loan Performance Data

Delinquency Rates, page 101

2.   We note your response to comment 13, as well as your response to the first bullet of comment 13 in our letter dated June 9, 2017. In your responses, you clarified that you only classify the unpaid portions of payments due in your delinquency rates, but do not include the total outstanding balance of the loan. As a result, we are reissuing our comment 13 in part. Please revise your table to show the total delinquency rates based on the total outstanding balance of the loans or tell us in detail why your current presentation is more useful to user of your financial statements.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3 – Prepayments and Other Assets, page F-22

3.   We note your response to comment 19 describing the financing arrangement between the Company and a group of independent individual investors that started in July 2016. Please address the following:

- Tell us the purpose of this financing arrangement and why it was entered into by each party.

- Tell us the terms of the arrangement, including whether an interest rate was charged, what economic benefits were received by each party, whether risks were transferred and what were the material rights and obligations under the agreement.

- Quantify the amount of revenue generated under this arrangement.

Note 12 – Additional Paid-In Capital, page F-27

4.   We note your response to comment 20, as well as your previous response to comment 27 in our letter dated June 9, 2017. Based on the information provided in the response, we note that there are some inconsistencies in your disclosure about the material terms of the options that require further expansion and clarification. Accordingly, please revise your disclosure to clarify the following:

- Revise to clarify and define terms associated with the date the options were awarded (i.e., April 1, 2016) compared to the grant date as defined in ASC 718. In this regard, ensure your disclosures adequately discuss the vesting and exercisability conditions in correlation to the "award date" or "grant date" as needed. For example, clarify whether the vesting terms are linked to the award date of April 1, 2016 or the grant date in ASC 718.

- Your disclosure references a term for a "Qualified IPO," which does not appear to be a defined term. Revise to define this term.

- Clarify when the options become exercisable. For example, your disclosure states that the Company "granted performance-based options to purchase … on the effective date of the registration statement," whereas the disclosure later states that the options will "become exercisable in three equal installments" on the first, second and third anniversaries of successful completion of a Qualified IPO.

- Revise to clarify when the options are forfeited. For example, disclose whether the options are forfeited if a Qualified IPO does not occur within two years of the April 1, 2016 award date or some other period of time.

- In your response to comment 27 in our letter dated June 9, 2017, you referenced that the maximum contractual term is 3 years. Revise to clarify this maximum contractual term in your disclosures, including when it commences and its relationship to and effect, if any, on the vesting and exercisability period.

- Disclose any material "rights and benefits under this Option Agreement."

5. As it relates to your recognition of compensation expense for these options described in your response to comment 20, please address the following:

- Provide clarity around your disclosure stating that you will "recognize cost over the vesting period" and how that contemplates your conclusion that a service inception date precedes the grant date. For example, tell us how your recognition method contemplates graded vesting (consider for example ASC 718-10-35-8a) and whether application of ASC 718-10-35-3 requires recognition of compensation upon successful completion of a Qualified IPO for the portion of the requisite service that has been rendered as of that date.

- Tell us whether you expect to incur a material charge upon completion of the Qualified IPO given your previous response stating that you have a service inception date that precedes the grant date and the guidance in ASC 718-10-35-6. If you have determined a material charge will be incurred upon completion of the Qualified IPO, tell us whether you considered disclosing and quantifying that charge outside of your historical financial statements.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Robert Klein, Staff Accountant, at (202) 551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Zhang Qisen (Johnson)
        Stephanie Tang, Esq.